NEWS RELEASE

Pan American Silver to Announce Second Quarter 2026 Unaudited Financial Results
Vancouver, B.C. - July 9, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited financial results for the second quarter of 2026 after market close on Wednesday, August 12, 2026. A conference call and webcast are planned for 11:00 am ET (8:00 am PT) on Thursday, August 13, 2026.
Second Quarter 2026 Unaudited Financial Results Conference Call and Webcast
Date:        Thursday, August 13, 2026
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (international participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the producing Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1